Filed by Columbus Circle Capital Corp. I

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: June 24, 2025

On June 24, 2025, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Colombus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, conducted an interview on the Pomp Podcast. The transcript is below:

Anthony:

What’s going on guys? Today we got a great conversation with Polina Pompliano. In this conversation, we talk about what’s going on with Bitcoin, the Bitcoin treasury companies, how Iran and Israel, and all of the geopolitical conflict, how that’s impacting your portfolio and the price of Bitcoin. On top of that, we also get into what’s going on in the stock market, why investors now like Bitcoin, the fact that the volatility is going down, not up.

And then Polina gives a little bit of behind the scenes what happened over the weekend before we announced the deal in the public markets. Hope you guys enjoyed this conversation with Polina Pompliano.

Anthony: Alright, Polina, what’s the first topic you got?

Polina: All right, let’s talk geopolitics. Bitcoin’s price dropped below a hundred thousand as the us you know, bombed some nuclear bases in Iran on Saturday. Yep. However it is now. I just checked at back at 105,000 because

Anthony: Doesn’t matter.

Polina: So. So how should investors just in general, view these constantly volatile geopolitical events?

Anthony: Well, I think the first thing is, you gotta remember that geopolitical events like this are a surprise by design. So there’s now reports coming out to the United States, sent some B 50 twos to Guam. Everyone’s like, oh, where are the B 50 twos? Let’s look. They’re going west at the same time. The US from Missouri. Sent nine B 50 twos east. No one saw it coming. They got in, they dropped the bombs and they got out. No shots fired at US servicemen, uh, and women, which is, uh, incredible feat. Uh, 37 hours, if I remember correctly. Uh, flight. Now, why is that important? It surprises the enemy. It surprises the American people. It surprises the investor. So. The surprise factor immediately people, it’s like the ground starts shaking an earthquake. You’re like, wait, wait, what’s going on? Lemme just get my bearings. So what do you do? That uncertainty leads to a quick degree of fear.

If you fear, what do you do? Sell, sell, sell. And so you see algorithms and humans both sell. Now this happened over the weekend though. You can’t go sell your stocks, you can’t sell a lot of these assets ‘cause the hours of operations, of the traditional exchanges. So naturally what you get is you get a big sell off in things like Bitcoin, et cetera, as.

I predicted over the weekend is that it will come right back because ultimately it is a shock uh, factor. So you see it go down and then it goes back up. And so what people I think have realized is, Hey, everything is good. Everything’s gonna be fine. Now, of course, they did announce a ceasefire, which is helping the assets recover as well, and we saw stocks go down on Monday.

We saw. Uh, other assets go down. So it is really just people in response. They didn’t have anything else they could sell. So if you wanna raise dollars, if you’re worried, what do you do? You sell in almost like a panic, uh, uh, emotional response to the news and therefore you lose money. I mean, that’s what happened, right?

Is if you were selling at a hundred and now it’s at 105. I wasn’t smart. And so I just think that is the general thing. We’ve seen this happen before, uh, with a lot of the Middle East conflict, uh, when Iran shot. I think it was like 300 missiles at Israel. Then same thing happened. Bitcoin sold off and then it came back.

And so it goes back to this idea that the people who tend to do best in the market are the people who lose their passwords. Just chill. Stop looking at the chart. If you are spending your Saturday staring at a chart, we gotta a whole nother conversation we gotta have instead. Understand the asset that you own, because if you bought Bitcoin and then all of a sudden Iran, Israel, and the United States started dropping bombs on each other, and you are selling your Bitcoin, you don’t understand what you own.

And so it comes back to this idea that you have an asset that is decentralized, that is censorship resistant, that cannot be seized, and it provides sovereignty. For individuals, companies, financial institutions, and countries. The more uncertainty, the more chaos, the more that we get towards this like fourth turning, the more valuable Bitcoin is going to be.

And so to me that is ultimately what we saw as we saw an uneducated emotional response. Bitcoin sells Off comes right back. Everyone chill out. You’re fine. If you went to sleep on Friday, you woke up on Monday. You don’t even really know what happened, right? And that’s the way that it should be. It’s just keep a long time horizon.

Bitcoin is not supposed to be a speculative tool. Yes, people do speculate with it, but ultimately Bitcoin is to be held for decades. And if you do that, that tends to be in a much better position.

Polina: Okay. Um. Let’s talk about how actually volatility with Bitcoin has kind of cooled and Bitcoin has become more central to people’s portfolios.

CO two, um, the investment firm, it has this in list of the largest 40 tech. Companies by 2030 and, and it ranks it by, uh, 2030 Market Cap, Bitcoin, Ethereum, Revolut and App Loving made the list. And there’s no Apple or Google. What do we think?

Anthony: I don’t know about all the other ones. I’ll talk about Bitcoin. Um, with Bitcoin, I think that there’s this concept of, uh, what, what is the child story like?

Not too hot, not too cold. It’s just Right. Goldilocks. So you can say that basically Bitcoin has now entered the Goldilocks. Of volatility, and what I mean by that is Bitcoin, when it is a 150 vol asset, institutions can’t hold that. They can’t see something go up thousands of percent and then drop 90%.

Yeah. Right. It’s just, it’s too volatile. Bitcoin also is not that interesting to people. If it only goes up two or 3% a year. Right. So what you need is you need a higher degree of volatility than you could otherwise get in treasuries or stocks. But you need a low enough volatility where institutions can wrap their head around it.

And Bitcoin has now entered into that area Bitcoin over the last five years. The, uh, compound annual growth rate is somewhere around 60, 65%. That’s very attractive. The best hedge fund in history, Rentech, that is what they returned. So you now have entered, right? Just think of as volatility has fallen, or as the compound oil growth rate has fallen, you now are entering a zone where the absolute best hedge fund in history is.

So that crossover is pretty important because now it is fathomable to people. They’re like, oh, okay, 60%, that’s high. But I at least have seen something like that before. If you show up and you’re like, yeah, compounding annual growth rate is 240%. The fact that it’s such a high percentage, they deem it’s risky and therefore they won’t put in their portfolio.

Polina: I mean, you were talking to institutions back in what, 2018? 2019? Um, do you remember their reaction? Because it was very volatile then.

Anthony: Well, I think the institutions that I was fortunate enough to work with, um, who backed those funds, one of the things they liked about the structure that we created is that we put Bitcoin inside of a venture fund.

Now, why do they like that? Because to them, they were only getting quarterly marks. So four times a year they would be updated on what the whole portfolio was worth. So the private companies plus Bitcoin, if we had gone to them and said, Hey, we’re gonna buy Bitcoin in. Every week, every month, every, you know, quarter, we’re gonna give you these updates on just Bitcoin’s price.

And sometimes it’s gonna be up hundreds of percent, sometimes it’s gonna be down 50%. They’re like, we can’t put that in our portfolio. It’s too volatile. So the way that we were able to get Bitcoin into some of the portfolios of these organizations was. We basically put a wrapper around it that was able to obfuscate the actual volatility of Bitcoin.

Polina: What, say that word again?

Anthony: Nah, I say it. How? How you say it? Obfuscate.

Polina: I don’t think I’ve ever heard you use that word.

Anthony: Yeah, that’s the word. Hide it, you know? Hide it behind the curtain. No, I know what it means. Yeah. Okay. Well, I’m just saying this.

Polina: Wow. That just hit me with obfuscate.

Anthony: Yeah. Well, I’m trying to teach my children how to read, write, listen, talk. You know, I gotta start reading the dictionary to up my vocabulary so that I can help them.

Polina: Just, just very quick one time. I, this was years ago. I, I didn’t know that Anthony had a much of a vocabulary, if at all. And he was, he was on/ I just meant like you used simple words,

Anthony: I’ll take that L and put it in my pocket.

Polina: So he was on the phone, I’m doing my work and he is pacing back and forth doing his phone call, and all of a sudden I heard. It would behoove you. And I was like, it would behoove that person? Oh, like where did you pull that out from? I never heard you say that.

Anthony: Listen, when? When you have the intelligence level of me, when you’re in high school, one of the things that you can do is you can really not care a lot. And if every once in a while you pull a word out that people are like, don’t expect you to have know. That’s it. Now they’re on their toes. They’re like, wait a second, this kid, uh, where did behoove come from? Where did these words come from? Because now they don’t know. They can’t put you in a box. So I gotta little bag, bag of tricks.

Polina I’ll just say, I am bewildered by this.

Anthony: Okay. Well, all right. The whole idea is that you can put it inside of a structure and you can hide. The volatility. Now, what’s starting to happen though is investors are saying, wait, the volatility is at a level that I actually want my portfolio. I want it to outperform, uh, my traditional assets and I can wrap my head around it. So they understand Bitcoin better. They understand what the volatility is, and they see the trend.

We have the benefit of time, the compounding annual growth rate is coming down. So you know that, hey, today it’s at 60 over the last five years, five years from now, or 10 years from now, maybe it’s at. 30 or 40, maybe it’s at 20, right? Whatever the number is, it’s going down. But you wanna be able to capitalize that ‘cause it still outperforms your regular portfolio.

And so I think that is really this idea that code two is talking about where they’re like, okay, now investors are starting to put Bitcoin into the portfolio because the volatility has cooled. And so yes, individuals, the reason why they were attracted to Bitcoin and why most of the people watching or listening to this front ran all the institutions and countries is ‘cause you wanted max volatility.

You actually did not want the volatility to cool. You wanted up a thousand percent, right down 80, up a thousand percent, down 80. You’re cool with that. The institutions are not, and so now the volatility has come down. That’s why you see individuals, I wouldn’t do it, but other individuals basically push way out on the risk curve.

Uh, in crypto. They’re saying, okay, well this Bitcoin thing that doesn’t move as much a as fort coin or whatever other coin I’m looking for, max volatility. Let me go to. You know, shitcoin land, right? And so again, it goes back to what is somebody trying to optimize for? The institutions are not optimizing solely for upside volatility.

What they’re optimizing for is, uh, kind of a well-rounded asset. They want something that has some degree of asymmetry, but also they want a thing that’s not gonna go down 80%. They want something that is resilient. They want something that now is starting to check all these boxes that bring Bitcoin brings to the table.

They put it in the portfolio and sharp ratio goes up. They actually get some non correlation or lower correlation between their assets in their portfolio, and they still have a high enough degree of upside in Bitcoin that it outperforms some of the other assets and that makes it attractive.

Polina: Perfect. Um, let’s talk about stable coins. Okay. So on CNBC on Monday, you said people wanna spend stable coins because they will be less valuable in the future, but they want to save Bitcoin because it will appreciate over time. Circle Stock has raised 600% since its IPO and the US Senate passed crypto legislation called the Genius Act last week, giving crypto industry the first major, major legislative win.

Trump urged the house to pass it, he says. This is American Brilliance at its best, and we’re gonna show the world how to win with digital assets like never before. Just really quick before we get into it, can I just shout out our producer, Matt Marlinski, for these topics? He does great research. I’m just out here like a talking head.

Anthony: Matt, how much do you pay for that?

Polina: This is such good research. All right. Polina is getting paid in bagels or something. Alright, so, uh, stable coins are, um, stable coins are hilarious to me. The great paradox of stable coins is they’re incredibly important and they don’t matter at all.

Same thing at same time, right? Why do I say that? They’re incredibly important because they are the way that many of these traditional financial institutions, politicians, uh. Emerging markets, they’re all getting onboarded to this new digital world. They don’t matter at the same time because they’re just dollars. Dollars have existed for years. It’s not some new crazy thing.

Polina: Is it just like a digital dollar. I’m trying to understand

Anthony: The best way to think about it. If I ask you, give me $1 of physical cash, yes. You’re gonna hand it to me. If I say to you, send me a dollar. On Venmo? Yeah. Or from your bank.

You still send me a dollar, whether you handed it to me physically or what I would call it an electronic dollar that you said.

Polina: Yeah, but I’d probably pay some in fee.

Anthony: Possibly, but it’s still $1. It’s just in a different form factor. Okay. A stable coin is now just another form factor, which is a digital token on a blockchain that represents that same dollar. So whether it’s physical, electronic, or digital. It’s still $1.

Polina: So it’s backed by my like digital dollar, my physical dollar that is

Anthony: So the dollar that is on the blockchain is backed by US Treasuries. Okay? So they sit there, you can go, you can get ‘em back, right? It, it’s got the value behind it. And so the whole idea again is they’re important because they’re onboarding people to the digital world.

It now is an ability for you to move without hours of operations, low cost anywhere in the world, immediate, et cetera. So basically the dollar gets more utility. But it doesn’t matter ‘cause it’s just the dollar. So you’re opening access, you’re improving the usage of the dollar, but ultimately the actual asset itself is just $1 wait.

Polina: And just really quick, why? Why is it different from just sending a digital dollar? If I wanna send money to Bulgaria right now, I can do it via like PayPal. Why is that different

Anthony: Maybe. Maybe it depends on what the country is. It depends on when you send it. It depends on what the fees are. I mean, there’s a lot of stuff in there, right?

So for example, let’s say that on the weekend, I may or may not have recently been involved in a transaction where people had to send wires. Well, the wires don’t actually get sent till the weekdays. Oh, okay. So, and faster. So there’s hours of operations, right. Everyone has had the experience in business that they gotta get to the bank or get online and send the wire before 2:00 PM right?

You know, there, there’s all these things that happen that again, are, are somewhat antiquated. If you move all of the money into a digital token, that now can just move freely at any time for no cost, uh, to any one. Now what you’re doing is you’re opening access, you’re reducing friction. There should be more velocity of money in the system that’s ultimately good for economies and for individuals.

Polina: Do the banks like this?

Anthony: Well, the banks don’t like it if they can’t participate.

Polina: So are they participating?

Anthony: So when Tether and Circle are out there having a field day, right, and the banks are sitting on the sidelines ‘cause they can’t touch crypto, right? The banks are advocating, they’re saying we should create rules. This is nonsense, yada yada, whatever. But recently. Two things happened. Uh, one, the banks who have been very clearly say if they, we get the green light, we definitely jumping in the stablecoin game. JP Morgan came out, they announced, I think it was called the j uh, JPMD, I think is what they called it, which is like a, uh, their version of a stablecoin a little bit.

Some changes they made, but it’s their version. I. Bank of America, uh, Brian Moynihan, uh, he said that, uh, they’re gonna get in the game if they get the approval. And then the bank, uh, regulators just came out and they said that they are now going to reduce or remove this idea of reputational risk to a bank if they participate or touch things that are in crypto.

So what used to happen is if a bank. Signature, Silver Gate, et cetera. Mm-hmm. If they were doing anything that had crypto relation, uh, relationship, they would actually get dinged by the regulator and they would say, well, that, that’s reputational risk there. There’s issues there. Now the regulators are saying, we’re not going to assign that to you if you participate in this industry.

Uh, which is kind of a, big moment because now it again, is one step closer to the banks participating, and so the banks are also rumored to be talking about should they come together? Should we get a little, uh, oligopoly? You didn’t think I knew that word, right? But on top of that. Uh, maybe they’ll create a little consortium.

You didn’t know. I knew I that word right? God. Um, and so as they c create a partnership on Wall Street, uh, may, maybe what they will do is they will create a stable coin that all the banks will use uhhuh. And their idea is that they have a network effect. They’ve got a walled garden. They’ll go to their customers and they’ll say, use our products now to all the subscribers of the Pomp letter since like 2018.

Look it up real quick. PO letter. And then type, uh, corporate Central Bank I think is, uh, the letter That’s big brain right there to remember what I wrote seven years ago. Um, what, what is it? What year?

Polina: No, four months ago. Hold on a second.

Anthony: So my whole thing was JP Morgan tried this one time before they, uh, type in a JPM coin.

Uh, they launched something called JPM Coin, which was a test. And what they said is, we are going to have our corporate clients use JPM coin to move money within the bank. What year? Uh, is this five years ago, something like that. Wells Fargo is creating a digital, no, JP Morgan JPM coin. I, I think. Um, and so when they did that, uh, and when they did that, the whole idea that I said was, you have to be careful that they do not launch these things with a dollar backing.

And then in the future, they’ve removed the dollar backing and now they can just print coins. At will, they basically become a central bank themselves. Mm. And that’s what the US did. The US basically removed the dollar, uh, the gold backing, and they just can now print as many dollars as they want. Every bank on Wall Street would love to be able to do that if they could.

So what I think is gonna have to happen here is you’re gonna have to create a rule that says if you launch a stable coin and you have a backing, let’s say one to one, to the US dollar, you may never. Remove the backing in the future. You can’t onboard a bunch of people with a promise that the coin is backed by something and then in the future, remove that backing, change the rules, and now all of a sudden you just have a money printer.

Polina: Is it the corporate Central Bank playbook?

Anthony: Like I said, what year?

Polina: 2019, March.

Anthony: Ooh, I was off by one year, six years ago, but I’m not, so I’ve been talking about this for half a decade.

Polina: I just realized I’m not a paying member of the Pomp letter, so I can’t actually read it. But I do see the corporate Central Bank playbook. I’m sure I am on another account.

Anthony: You guys wanna understand the dynamic between Polina and I. She claims to not be a subscriber.

Polina: I should be complimentary.

Anthony: Hold on. Who was the first subscriber of the profile?

Polina: Actually, somebody else. You were second. Somebody beat you to it. Remember you were upset.

Anthony: I’m still paying, but, wait, years later–

Polina: Why did you, why did you not add me? It’s complimentary. It’s the least you could do.

Anthony: Handouts in this world, man. Okay. It’s like a hundred dollars. Yeah. It’s like you don’t even respect the time, energy, effort I put into it. No, don’t respect my money.

A hundred big ideas. I’ve been put there for a decade. You know how much money people would’ve made over the last 10 years or whatever. I’ve been writing that thing.

Polina: Who came up with the idea for that thing?

Anthony: What’s the next topic?

Polina: All right. Um, all right, so let’s talk about this deal that happened over the weekend. Um, you launched a Bitcoin treasury company, but more so than that, let’s just talk about like this trend of Bitcoin treasury companies. By the way, fun fact today I woke up, um, to a message from my family in Bulgaria to an article in Bulgaria about Anthony launching a Bitcoin treasury company. I was like this thing made its way to Bulgaria.

Anthony: It’s global. Bitcoin is global ev. Everyone wants Bitcoin. True. So you not see everyone wants, it doesn’t matter what language you speak, what religion you’re a part of, what your education, your wealth status, where your geography does not matter. Everyone wants Bitcoin.

Polina: So just explain to me like what is a Bitcoin treasury company?

Anthony: The entire idea is when you capitalize a business. And let’s say in the dollar denominated world, you put dollars onto the balance sheet. Okay? When you put dollars on the balance sheet, then you gotta go figure out what are you gonna do. Some businesses say, uh, I’m gonna go and I’m gonna build, uh, a piece of hardware. Some say I’m gonna build some software. Some people say that I’m gonna go and do, uh, lending, or maybe I’ll do asset management, or whatever the thing is, right? But you seed the business with some dollars and then you have a business.

That you get into what the Bitcoin treasury companies essentially have said is whether they already are a company or they’re starting a new company, I’m gonna put Bitcoin on the balance sheet and then my entire goal is to buy more Bitcoin. Now, what people generally think of as a true Bitcoin treasury company, or a pure play Bitcoin treasury company is they essentially are using capital market tools to.

Raise more capital to then go buy more Bitcoin. So for example, if, let’s say that uh, you put a hundred dollars of Bitcoin on the balance sheet of a company and Bitcoin’s price goes up, let’s say, uh, 50%, now you have $150 worth of Bitcoin, your share price should be increasing. If your share price is increasing, there’s all kinds of capital market tools available to you.

What is happening right now with many of these Bitcoin treasury companies is they’re trading at a premium to nav, and there’s a lot of debate as to why some trade, you know. Uh, nav. Some people trade in some cases as high as 6, 7, 8, 9 times nav. Right? Um, obviously I don’t think that’s very sustainable. And so there is some sweet spot where what people are essentially, in my opinion doing is they are trying to quantify or measure what is the value of the future Bitcoin purchases that are gonna occur here? And the way that many people have started to think about this, which again, I’m not saying whether I agree with this metric or not, is something called Bitcoin per share. So if you, if there’s a hundred shares and there’s a hundred Bitcoin on the balance sheet, one share equals one Bitcoin.

So you have a Bitcoin per share of one. If all of a sudden now you have 110 Bitcoin on the balance sheet and you still only have a hundred shares, now you have a Bitcoin per share of 1.1, that’s a 10% increase. And therefore, if you keep getting that Bitcoin per share to grow, then people start to say, oh, you know what? If I hold this thing and the Bitcoin per share is gonna grow in the future, then I should actually ascribe some future value and therefore it’s gonna trade up more than Nav. Well, if. The stock trades at more than Nav then people have even more capital market tools available to them. And so I don’t think that, um, the current version of what’s happening in the market is going to be the version that happens forever.

Uh, I do think that there is, uh, a lot of value whether you are an individual. I. A company, financial institution, or a country in buying Bitcoin and holding it. And I think that now what we are seeing is we are seeing the intersection of Bitcoin and traditional markets. And as those two things come together, there will be new ways that people can start to do things that they otherwise weren’t doing a decade ago, Um, how that plays out. We’ll see, obviously given the, uh, the deal that we announced, um, there’s not a lot that I can say, uh, in terms of our specific strategy. People can go look at the public documentation, people can look at the press releases. Uh, but I do think that there is something very interesting happening in this space.

Uh, I can analyze what’s already occurring. I’ve got ideas as to how this will play out. And, uh, rather than be like a Monday morning quarterback sitting here critiquing everybody else, you know, in, uh, the words of, uh, Chamath pal Patia, like, let’s jump in the arena.

Polina: Well, I can talk about the deal because I was there.

Anthony: Um, no, don’t talk about details.

Polina: No. I can talk about behind the scenes of the deal because I was there. But anyway, so, so basically, I just wanna say that you may imagine Anthony, you know, doing a deal behind the desk calling people. No, that’s not what happened. What happened was, I said. Like a great wife months ago I said “let’s go on this nice trip in the woods, in a mountain upstate New York to celebrate our wedding,” which is in a month, but still like, I was like, okay, you see how this works? Like we’re not, we’re not even in the same month of the wedding. But so not only was it a nice trip, it was an anniversary trip.

Well, it also happened to coincide with being the weekend before this deal closed. So I’d be like, Hey, let’s go on a nice walk in the woods, and then Anthony’s on a call with someone trying to figure something out or walking in the woods. Bam, he loses service. Gotta go back. Then bam, there’s a porcupine walking in front of us.

Anthony: You ever been on a call with twenty five, thirty people and you lose service in the woods and you have, listen, gentlemen, this is very precarious. You know, I think I know that word, precarious situation. On one hand, you’re very frustrated. The phone call start, you know, you start to get the, the disruption in the phone call you, you know, you’re just like, damn, can’t I just sit inside?

I can do the phone call. It’s important. On the other hand, you got your beautiful, caring, amazing wife trying to walk in, uh, in the woods? And so you know what you do? You say, sweetie,

Polina: You’ve never used that word ever in your life. What have you ever called me sweetie?

Anthony: Whatever word y’all use? Why don’t we walk over here and you do the old light? No, I got a yolk. Our arm around. Arm around. And then you guide her back towards cell service. I got a, and then as you guide her back towards cell service, you make comment on the fauna. She doesn’t think I know that word.

Maybe on the animals, the reptiles, you know, or anything going on around you. Call out maybe that there might be dog poop on the ground. You know, be like the white knight, the chivalry, it was actually horse, but okay. Make sure that she doesn’t step in that, you know, just be a good guy, but you guide her back towards the salsa so that you can continue your call on top of that.

If you ever are working on something, I would just tell people I, I was up, uh, uh, on Monday night until like 1 30, 2 o’clock in the morning. Then I had to be back up again at like five. So I was, you know, doing, doing what I had to do. And if you ever get a text message from your wife while you’re up on calls with a lot of people, and she says, Hey, are you gonna come to sleep soon?

Another thing you can do, just use a thumbs up. What the thumbs up is the man’s greatest friend in a text message with their wives. Uh, you know why? No, I would not endorse this because it’s just enough. It’s just enough where you acknowledge it, but it doesn’t give any information. And it just upsets her enough where she’s probably thinking like, am I going to go off on this guy right now?

But it’s not so abrasive that she actually can attack you, because you can be interpreted with a lot of different ways. This is, and so if you used thumbs up advice, this is such bad advice. It’s like, I acknowledge you. I was being kind, I was thinking, you know, I, I could’ve not responded. I was on a call.

Like, but also she knows that you’re basically not answering. It’s a polite, non-answer. It’s thumbs up. And so that’s what I did. Narrator, that’s what I did. She did not go to sleep at one 30 in the morning. I gave her the thumbs up and then didn’t go to sleep. So yes, it, uh, the behind the scenes of a lot of this stuff is, uh, a little crazy.

Polina: It’s shocking. We survived this weekend. It can be, uh, but we survived.

Anthony: We are here today. Yeah, I told plan this week. She a real one, a hundred percent. She, she, uh, she knows the life that she signed up for and, uh, we, we’ve, uh, we we’ve been through, uh, all kinds of great stuff, oh my God, together in terms of, uh, different deals.

And, and different things. Um, and uh, as you could tell, she still asked me what a bitcoin treasury company is, so I’m just saying, I dunno how much paying attention she was doing all week.

Polina: I was, I was out sunbathing while you were inside. Okay. Like a gremlin.

Anthony: Yeah. She did say to me at one point, if you don’t see this sun outside, doesn’t count that you went.

Polina: I literally, I literally pulled up some research. I was like, 20 minutes in the sun in sunlight boosts your vitamin D. He was like. A, anyway.

Anthony: You know what, boys? We got it done though. All right. What else you got? Anything else? That’s all I got. That’s it. All right. Thank you guys very much for watching. We’ll talk to you guys next week.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) a proposed business combination, to be effected subject to and in accordance with the terms of certain business combination agreement dated as of June 23, 2025 (as may be modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the Closing by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

 NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.0001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash
IR@ColumbusCircleCap.com